UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TICC Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87244T109

(CUSIP Number)

Jonathan H. Cohen Chief Executive Officer TICC Capital Corp. 8 Sound Shore Drive, Suite 255 Greenwich, Connecticut 06830 (203) 983-5275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 87244T109
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan H. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 310,000
	8	SHARED VOTING POWER 1,815,674[1]
	9	SOLE DISPOSITIVE POWER 310,000
	10	SHARED DISPOSITIVE POWER 1,815,674[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.13%
14	TYPE OF REPORTING PERSON IN

1 The number of shares beneficially owned by Mr. Cohen, the Chief Executive Officer and a director of the issuer, with shared voting and dispositive power includes 1,815,267 shares held in a joint tenants in common investment account in which Mr. Cohen has a 40% pecuniary interest. Saul B. Rosenthal, the President and Chief Operating Officer of the issuer, and Charles M. Royce, a director of the issuer, each has a 40% and 20% pecuniary interest in such account, respectively. The shared voting and dispositive power share number also includes 407 shares held by BDC Partners, LLC, which may be deemed to be beneficially owned by Mr. Cohen by virtue of his ownership interests therein.

CUSIP No. 87244T109
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saul B. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,137
	8	SHARED VOTING POWER 1,815,674[2]
	9	SOLE DISPOSITIVE POWER 107,137
	10	SHARED DISPOSITIVE POWER 1,815,674[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.74%
14	TYPE OF REPORTING PERSON IN

2 The number of shares beneficially owned by Mr. Rosenthal with shared voting and dispositive power includes 1,815,267 shares held in a joint tenants in common investment account in which Mr. Rosenthal has a 40% pecuniary interest. Messrs. Cohen and Royce each has a 40% and 20% pecuniary interest in such account, respectively. The shared voting and dispositive power share number also includes 407 shares held by BDC Partners, LLC, which may be deemed to be beneficially owned by Mr. Rosenthal by virtue of his ownership interests therein.

CUSIP No. 87244T109
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles M. Royce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,561
	8	SHARED VOTING POWER 2,310,089[3]
	9	SOLE DISPOSITIVE POWER 115,561
	10	SHARED DISPOSITIVE POWER 2,310,089[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%
14	TYPE OF REPORTING PERSON IN

3 The number of shares beneficially owned by Mr. Royce with shared voting and dispositive power includes 1,815,267 shares held in a joint tenants in common investment account in which Mr. Royce has a 20% pecuniary interest. Messrs. Cohen and Rosenthal each has a 40% pecuniary interest in such account. In addition, Mr. Royce may be deemed to beneficially own through shared voting and dispositive power 432,821 shares held by Royce Family Investments, LLC and 62,001 shares held by Royce Family Fund, Inc.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed to report the collective beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of TICC Capital Corp., a Maryland corporation (the “Issuer”), by the reporting persons named in this Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The principal executive offices of the Issuer are located at 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Item 2.	Identity and Background

(a)-(c) and (f). This Schedule 13D is being filed jointly by the following persons:

Jonathan H. Cohen, a United States citizen, is the Chief Executive Officer of the Issuer and TICC Management, LLC. Mr. Cohen is also a managing member of BDC Partners, LLC, the Chief Executive Officer and a director of Oxford Lane Capital Corp., the Chief Executive Officer of Oxford Lane Management, LLC, and the Chief Executive Officer of Oxford Bridge Management, LLC. The principal business and office address for Mr. Cohen is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Saul B. Rosenthal, a United States citizen, is the President and Chief Operating Officer of the Issuer and TICC Management, LLC. Mr. Rosenthal is also a member of BDC Partners, LLC, President and a director of Oxford Lane Capital Corp., President of Oxford Lane Management, LLC, and the President of Oxford Bridge Management, LLC. The principal business and office address for Mr. Rosenthal is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Charles M. Royce, a United States citizen, is a member of the Board of Directors of the Issuer. Mr. Royce also serves as Chief Executive Officer and a member of the Board of Directors of Royce & Associates LLC. The principal business and office address for Mr. Royce is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

(d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Other than as set forth in this Item 2(e), none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On October 8, 2015, NexPoint Advisors L.P. (“NexPoint”) brought suit in the United States District Court for the District of Connecticut (the “District Court”) against the Issuer, the Issuer’s Board of Directors and the Issuer’s President, which includes the Reporting Persons (styled as NexPoint Advisors, L.P. v. TICC Capital Corporation, et al, Civil Action No. 15-cv-1465 (CSH) (the “Connecticut Litigation”)). NexPoint alleged that the defendants violated Section 14(a) of the Securities Exchange Act of 1934 by making false or misleading disclosures, breached certain legal duties, and breached the Issuer’s Bylaws by failing to recognize NexPoint’s director nominees. NexPoint sought (i) a temporary restraining order prohibiting the Issuer from canceling or rescheduling its October 27, 2015 special stockholder meeting (the “Special Meeting”) or altering the size or composition of the Board of Directors and (ii) a preliminary injunction requiring the Issuer to issue additional disclosures and recognize NexPoint’s six director nominees. Following the issuance of a temporary restraining order, on October 23, 2015, the District Court denied NexPoint’s preliminary injunction motion insofar as it sought to require the Issuer to recognize NexPoint’s director nominees, and granted it in part with respect to certain disclosure claims. On October 26, 2015, NexPoint filed a motion seeking reconsideration of the denial of a preliminary injunction requiring the Issuer to recognize NexPoint’s nominees. The relief sought by NexPoint in its motion for reconsideration was denied on November 25, 2015. On December 2, 2015, the Issuer filed a supplemental proxy statement containing court-ordered disclosures and on December 4, 2015, the Issuer announced that the Special Meeting was rescheduled to December 22, 2015. Thereafter, NexPoint filed a notice of appeal concerning the denial of the preliminary injunction, in part, by the District Court and sought interim relief from the United States Court of Appeals from the Second Circuit. The Court of Appeals denied NexPoint’s motion without a hearing.

Item 3.	Source and Amount of Funds or Other Consideration

The acquisition of the shares reported on this Schedule 13D by Messrs. Cohen and Royce was made primarily using their personal funds. The acquisition of shares reported on this Schedule 13D by Mr. Rosenthal was made primarily using funds that Mr. Rosenthal borrowed from Goldman Sachs Bank USA.

Item 4.	Purpose of Transaction

In May 2016, Messrs. Cohen, Rosenthal, and Royce established, as joint tenants in common, a shared investment account into which shares of the Issuer’s Common Stock were purchased from May 5, 2016 through June 20, 2016. Messrs. Cohen, Rosenthal, and Royce each have a 40%, 40%, and 20% pecuniary interest in this shared account, respectively.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons acquired the shares of the Issuer’s Common Stock described in this Schedule 13D for investment and voting purposes.  More specifically, the Reporting Persons most recently acquired the Issuer’s Common Stock because they believe it is undervalued at its current trading price.  In addition, on February 3, 2016, (i) TPG Specialty Lending, Inc. (“TSLX”) delivered a letter to the Issuer’s Board of Directors announcing its intent to nominate a director candidate at the Issuer’s 2016 annual meeting of stockholders (the “Annual Meeting”) and to submit a proposal at the Annual Meeting to terminate the existing investment advisory agreement between the Issuer and TICC Management, LLC; and (ii) NexPoint delivered a letter to the Issuer’s Board of Directors announcing its intent to nominate a director candidate at the Annual Meeting. The Reporting Persons believe that the actions by TSLX are motivated by TSLX’s desire to acquire the Issuer at a depressed level or are otherwise not in the best interests of the Issuer’s stockholders, and intend to vote their shares against such actions.  For the foregoing reasons, the Reporting Persons may purchase additional shares of Common Stock from time to time in the open market or in private transactions in the future. In addition, the Reporting Persons may engage in discussions with the Issuer, the Board of Directors of the Issuer, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The percentages of shares of Common Stock in Item 5 are based on 51,479,409 shares outstanding as of May 4, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the Securities and Exchange Commission on May 5, 2016.

As of June 27, 2016, the Reporting Persons beneficially owned in the aggregate 2,843,194 shares of Common Stock, constituting approximately 5.52% of Common Stock. Mr. Cohen beneficially owns an aggregate number of 2,125,674 shares, or 4.13% of the securities outstanding. Mr. Rosenthal beneficially owns an aggregate number of 1,922,811 shares, or 3.74% of the securities outstanding. Mr. Royce beneficially owns an aggregate number of 2,425,650 shares, or 4.71% of the securities outstanding.

(b) Mr. Cohen has the sole power to vote, direct the vote, dispose, or direct the disposition of 310,000 shares. Mr. Cohen has shared power to vote, direct the vote, dispose, or direct the disposition of 1,815,674 shares, which he shares with Mr. Rosenthal and Mr. Royce. Mr. Cohen has shared power to vote, direct the vote, dispose, or direct the disposition of 407 shares held by BDC Partners, LLC, which may be deemed to be beneficially owned by Mr. Cohen by virtue of his ownership interests therein.

Mr. Rosenthal has the sole power to vote, direct the vote, dispose, or direct the disposition of 107,137 shares. Mr. Rosenthal has shared power to vote, direct the vote, dispose, or direct the disposition of 1,815,674 shares, which he shares with Mr. Cohen and Mr. Royce. Mr. Rosenthal has shared power to vote, direct the vote, dispose, or direct the disposition of 407 shares held by BDC Partners, LLC, which may be deemed to be beneficially owned by Mr. Rosenthal by virtue of his ownership interests therein.

Mr. Royce has the sole power to vote, direct the vote, dispose, or direct the disposition of 115,561 shares. Mr. Royce has shared power to vote, direct the vote, dispose, or direct the disposition of 1,815,267 shares, which he shares with Mr. Cohen and Mr. Rosenthal. Mr. Royce has shared power to vote, direct the vote, dispose, or direct the disposition of 432,821 shares held by Royce Family Investments, LLC and 62,001 shares held by Royce Family Fund, Inc.

(c) The following transactions with respect to the Common Stock were effected by the Reporting Persons during the past 60 days.  All of these transactions were open-market purchases and undertaken through the above-described joint tenants in common investment account.

Date of Transaction	Amount of Securities	Price per share or unit[1]
5/5/2016	32,000	$5.003[2]
5/6/2016	32,000	$5.017[3]
5/9/2016	41,700	$5.041[4]
5/10/2016	41,700	$5.084[5]
5/11/2016	41,700	$5.237[6]
5/12/2016	41,700	$5.303[7]
5/13/2016	33,927	$5.343[8]
5/16/2016	50,400	$5.436[9]
5/17/2016	50,400	$5.426[10]
5/18/2016	50,400	$5.436[11]
5/19/2016	50,400	$5.285[12]
5/20/2016	50,400	$5.269[13]
5/23/2016	59,700	$5.394[14]
5/24/2016	59,700	$5.595[15]
5/25/2016	59,700	$5.666[16]
5/26/2016	59,700	$5.667[17]
5/27/2016	59,700	$5.650[18]
5/31/2016	68,300	$5.646[19]
6/1/2016	68,300	$5.648[20]
6/2/2016	68,300	$5.608[21]
6/3/2016	300,000	$5.640[22]
6/6/2016	36,000	$5.739[23]
6/14/2016	100,900	$5.429[24]
6/15/2016	100,900	$5.386[25]
6/16/2016	85,340	$5.352[26]
6/17/2016	100,500	$5.438[27]
6/20/2016	71,500	$5.456[28]

1 The price represented is the weighted average price. Unless otherwise noted, the shares were purchased in multiple open-market transactions within a $1.00 range on each day reported. The Reporting Persons undertake to provide to the SEC, the issuer and any security holder of the issuer, upon request, full information regarding the number of shares and the prices at which the shares were purchased.

2 The actual prices for the transactions on May 5, 2016 range from $4.98 to $5.10, inclusive.

3 The actual prices for the transactions on May 6, 2016 range from $4.99 to $ 5.04, inclusive.

4 The actual prices for the transactions on May 9, 2016 range from $4.98 to $5.10, inclusive.

5 The actual prices for the transactions on May 10, 2016 range from $5.03 to $5.15, inclusive.

6 The actual prices for the transactions on May 11, 2016 range from $5.15 to $5.33, inclusive.

7 The actual prices for the transactions on May 12, 2016 range from $5.25 to $5.33, inclusive.

8 The actual prices for the transactions on May 13, 2016 range from $5.31 to $5.37, inclusive.

9 The actual prices for the transactions on May 16, 2016 range from $5.34 to $5.45, inclusive.

10 The actual prices for the transactions on May 17, 2016 range from $5.38 to $5.45, inclusive.

11 The actual prices for the transactions on May 18, 2016 range from $5.39 to $5.45, inclusive.

12 The actual prices for the transactions on May 19, 2016 range from $5.25 to $5.38, inclusive.

13 The actual prices for the transactions on May 20, 2016 range from $5.20 to $5.30, inclusive.

14 The actual prices for the transactions on May 23, 2016 range from $5.27 to $5.50, inclusive.

15 The actual prices for the transactions on May 24, 2016 range from $5.49 to $5.66, inclusive.

16 The actual prices for the transactions on May 25, 2016 range from $5.61 to $5.71, inclusive.

17 The actual prices for the transactions on May 26, 2016 range from $5.65 to $5.71, inclusive.

18 The actual prices for the transactions on May 27, 2016 range from $5.60 to $5.66, inclusive.

19 The actual prices for the transactions on May 31, 2016 range from $5.61 to $5.66, inclusive.

20 The actual prices for the transactions on June 1, 2016 range from $5.60 to $5.69, inclusive.

21 The actual prices for the transactions on June 2, 2016 range from $5.57 to $5.64, inclusive.

22 The actual price for the transaction on June 3, 2016 was $5.64.

23 The actual prices for the transactions on June 6, 2016 range from $5.68 to $5.75, inclusive.

24 The actual prices for the transactions on June 14, 2016 range from $5.40 to $5.45, inclusive.

25 The actual prices for the transactions on June 15, 2016 range from $5.32 to $5.41, inclusive.

26 The actual prices for the transactions on June 16, 2016 range from $5.32 to $5.37, inclusive.

27 The actual prices for the transactions on June 17, 2016 range from $5.40 to $5.45, inclusive.

28 The actual prices for the transactions on June 20, 2016 range from $5.42 to $5.48, inclusive.

(d)-(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as otherwise described in this Schedule 13D, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated June 27, 2016

Exhibit 2	Form of Loan Agreement by and between Saul B. Rosenthal and Goldman Sachs Bank USA

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 27, 2016

JONATHAN H. COHEN

By:	/s/ Jonathan H. Cohen

SAUL B. ROSENTHAL

By:	/s/ Saul B. Rosenthal

CHARLES M. ROYCE

By:	/s/ Charles M. Royce